UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-39633

Abcam plc

(Translation of registrant’s name into English)

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

UK Annual Report and AGM Announcement

On November 3, 2020, Abcam plc (the “Company”) issued a press release (the “UK Annual Report and AGM Announcement”) announcing the publication of the Company’s Annual Report and Accounts for the year ended June 30, 2020 (the “UK Annual Report”) and the distribution of a notice of its annual general meeting (the “AGM Notice”).

The UK Annual Report is posted on the Company’s investor relations website, www.abcamplc.com. The UK Annual Report and AGM Announcement and the AGM Notice are furnished herewith as Exhibits 1 and 2, respectively, to this Report on Form 6-K.

LTIP Announcement

Also on November 3, 2020, the Company issued a press release announcing that it has determined not to make changes to the long term incentive program (“LTIP”) metrics and targets contained in the Company’s current Remuneration Policy, with respect to 2020 awards (“LTIP Announcement”).

The LTIP Announcement is furnished herewith as Exhibit 3 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	UK Annual Report and AGM Announcement

99.2	Notice of Annual General Meeting

99.3	LTIP Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABCAM PLC

Date: November 3, 2020	By:	/s/ Alan Hirzel
Name: Alan Hirzel
Title: Chief Executive Officer